May 4, 2012

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-176548) of New Source Energy Corporation, a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 3:00 p.m. (Washington, D.C. time) on May 8, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated April 24, 2012, through the date hereof:

Preliminary Prospectus dated April 24, 2012

2,300 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

BMO CAPITAL MARKETS CORP.
KEYBANC CAPITAL MARKETS INC.
As Representatives of the several underwriters

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Bernard Silgardo
Name: Bernard Silgardo
Title: Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER